                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                        (Amendment No.  3)



                   ENERGY SERVICES COMPANY, INC.
                   -----------------------------
                         (Name of Issuer)




               Common Stock, par value $.10 per share
               --------------------------------------
                  (Title of Class of Securities)




                           292 719 408
                          --------------
                          (CUSIP Number)



                     David J. Greenwald, Esq.
                       Goldman, Sachs & Co.
                          85 Broad Street
                     New York, New York 10004
                          (212) 902-1000

      --------------------------------------------------------
      (Name, address and telephone number of person authorized to receive notices and communications)

                           August 17, 1994
      -------------------------------------------------------
      (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ____

Check the following box if a fee is being paid with this statement: ____

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- -----------
CUSIP NO.
292 719 408
- -----------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.
- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                        (a)
                                           -----
                                        (b)   X
                                           -----
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds

               00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                        [_]

- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

               Delaware
- --------------------------------------------------------------------------------
Number of      7    Sole Voting Power
Shares
Beneficially           2,578,467
Owned By       -----------------------------
Each           8    Shared Voting Power
Reporting
Person With              199,510
               -----------------------------
               9    Sole Dispositive Power

                       2,578,467
               -----------------------------
               10   Shared Dispositive Power

                         199,510
               -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 2,777,977
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

                 4.9%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person
                         HC-PN
- --------------------------------------------------------------------------------

     This Amendment No. 3 amends the Statement on Schedule 13D dated October 15, 1993 (as amended, the "Schedule 13D") filed by The Goldman Sachs Group, L.P. ("GS Group"), relating to the Common Stock, par value $.10 per share (the "Common Stock"), of Energy Services Company, Inc., a Delaware corporation (the "Company"). All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

     All share numbers reflect a one-for-four reverse stock split effected on June 1, 1994.

Item  5.  Interest in Securities of the Issuer.
          -------------------------------------
(a) GS Group has decreased its beneficial ownership of the Common Stock to 2,777,977 shares, or approximately 4.9% of the outstanding shares of Common Stock. The percentage of shares of Common Stock beneficially owned by GS Group is based on the number of shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1994.

(c) See Schedule I for transactions that have occurred during the past sixty days prior to the filing of this Statement. The transactions reported were effected on the American Stock Exchange.

     The total consideration (exclusive of commissions) for shares of Common Stock purchased was $2,454,235.10.

(e) GS Group ceased to be the beneficial owner of more than five percent of the securities reported herein as of August 17, 1994.

                             SIGNATURE
                             ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                    THE GOLDMAN SACHS GROUP, L.P.



                                               /S/ Richard A. Friedman
                                        By:__________________________________
                                               Name:  Richard A. Friedman
                                               Title:   General Partner





September 23, 1994

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

                    SCHEDULE I
                    ----------


Date       Shares Purchased  Shares Sold  Price
- ---------  ----------------  -----------  ------

8/18/94              37,100               15.875

9/15/94               9,200               15.500

8/19/94              31,800               15.788

9/9/94               18,500               15.375

9/13/94              36,200               15.500

7/25/94                            3,900  18.500

8/12/94               8,600               15.500

9/7/94                1,900               15.625

9/13/94                            2,500  15.500

9/15/94                 800               15.625

9/16/94              10,300               15.625

9/12/94               3,000               15.250

9/16/94               1,200               16.000

8/30/94                          190,000  15.125

8/31/94               2,100               15.250

8/30/94                            1,000  15.000


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